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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505103

(Cusip Number)

Donald W. Hughes
Camden Partners Holdings, LLC
One South Street, Suite 2150
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505103

1.	Names of Reporting Persons: Camden Partners Strategic II, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 19,420,070

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 990,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,420,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 038505103

1.	Names of Reporting Persons: Camden Partners Strategic Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 19,420,070

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 990,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,420,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.5%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Names of Reporting Persons: Camden Partners Strategic Fund II-B, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 990,000

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 990,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 990,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Names of Reporting Persons: Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 19,420,070

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 990,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,420,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Names of Reporting Persons: Richard M. Johnston		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 19,420,070

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 990,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,420,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Names of Reporting Persons: David L. Warnock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 19,420,070

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 990,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,420,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, no par value (“Common Stock”), Series A Convertible Preferred Stock, no par value (“Preferred Stock”), and Series A Warrants (“Warrants” and together with the Common Stock and Preferred Stock, the “Securities”) of Aradigm Corporation, a California corporation (the “Company”), having its principal executive office at 3929 Point Eden Way, Hayward, Californ ia 94545.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by Camden Partners Strategic II, LLC, a Delaware limited liability company (“CPS II”), Camden Partners Strategic Fund II-A, L.P., a Delaware limited partnership (“CPS Fund II-A”), Camden Partners Strategic Fund II-B, L.P., a Delaware limited partnership (“CPS Fund II-B”), and Messrs. Donald W. Hughes, Richard M. Johnston and David L. Warnock (collectively , the “Managing Members”). CPS II is the general partner of each of CPS Fund II-A and CPS Fund II-B. Messrs. Hughes, Johnston and Warnock are the Managing Members of CPS II. CPS II, CPS Fund II-A, CPS Fund II-B and Messrs Hughes, Johnston and Warnock are sometimes referred to herein collectively, as the “Reporting Persons”). CPS Fund II-A and CPS Fund II-B are direct beneficial owners of Securities of the Company. CPS II may be deemed an indirect beneficial owner of Securities of the Com pany by virtue of it being the sole general partner of each of CPS Fund II-A and CPS Fund II-B, to the extent of its pecuniary interest in each of CPS Fund II-A and CPS Fund II-B. Each of Messrs. Hughes, Johnston and Warnock may be deemed to be an indirect beneficial owner of Securities of the Company by virtue of being a Managing Member of CPSII, to the extent of his indirect pecuniary interest in Securities of the Company beneficially owned by CPS Fund II-A and CPS Fund II-B. The Securities of the Company beneficially owned by each of CPS Fund II-A and CPS Fund II-B are set forth in response to Item 5 of this Schedule 13D, which are incorporated by reference herein.

     By virtue of having entered into a Voting Agreement (as defined in Item 3 below), CPS Fund II-A may be deemed to be a member of a “Group” with the other parties to the Voting Agreement and to share beneficial ownership of the Securities of the Company beneficially owned by them as described in Item 3 be low and incorporated by reference herein. In reliance on Rule 13d-1(k)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all information relating to the other parties to the Voting Agreement included in this Schedule 13D, is based solely on the information set forth in, and attached as exhibits and schedules to, the Voting Agreement, the Purchase Agreement (as defined in Item 3 below), the Repricing Agreement (as defined in Item 3 below) and the Preliminary Proxy Statemen t filed by the Company with the Securities and Exchange Commission on February 11, 2003. None of CPS II, CPS Fund II-A, CPS Fund II-B and Messrs. Hughes, Johnston and Warnock knows or has reason to know of any information relating to the (i) legal organization or citizenship, as applicable, (ii) ownership, (iii) principal business address, (iv) principal business purpose, (v) legal proceedings, and (vi) ownership of Securities of the Company, of the parties to the Voting Agreement or any other agreement, ex cept for the information included in response to Item 3 of this Schedule 13D.

     (b)     The address of the principal business office of the Reporting Persons is One South Street, Suite 2150, Baltimore, Maryland 21202.

     (c)     The principal businesses of CPS Fund II-A and CPS Fund II-B are to invest in businesses located primarily in the United States. The principal business of CPS II is to act a s general partner of each of CPS Fund II-A and CPS Fund II-B. The principal business of each of the Managing Members is to act as officers, directors, members, managing members, general partners or limited partners, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, CPS II, CPS Fund II-A and CPS Fund II-B. Messrs. Hughes, Johnston and Warnock are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company (“Camden Holdings”), which provides management services to CPS II and affiliates of CPS II, CPS Fund II-A and CPS Fund II-B and is an investment adviser registered under the Investment Advisor Act of 1940, as amended. The principal business office of Camden Holdings is One South Street, Suite 2150, Baltimore, Maryland 21202.

     (d)-(e) During the five years prior to the date hereof, n one of the Reporting Persons have been convicted of a criminal proceeding or have been a party to civil proceedings ending in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     CPS II is a Delaware limited liability company. Each of CPS Fund II-A and CPS Fund II-B is a Delaware limited partnershi p. Each of Messrs. Hughes, Johnston and Warnock is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
CPS Fund II-A and CPS Fund II-B raised working capital (investment funds) through the private placement of limited partnership interests, a portion of which was used to acquire Securities of the Company. Pursuant to a Securities Purchase Agreement dated December 11, 2001 (the “2001 Purchase Agreement”), CPS Fund II-A purchased 141,600 shares of Preferred Stock (currently convertible into 566,400 shares of Common Stock) and Warrants (curren tly exercisable for up to 368,160 shares of Common Stock) and CPS Fund II-B purchased 8,400 shares of Preferred Stock (currently convertible into 33,600 shares of Common Stock), and Warrants (currently exercisable for up to 21,840 shares of Common Stock), of the Company. No part of the purchase price paid by CPS Fund II-A and CPS Fund II-B for the Securities of the Company acquired by each of them was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, ho lding, trading or voting Securities of the Company. The Preferred Stock is currently convertible into shares of Common Stock based on a ratio of 1-to-4. On a fully converted basis, CPS Fund II-A would be deemed to be the direct beneficial owner of 934,560 shares of Common Stock, or 2.9% (based on 32,092,172 shares of Common Stock outstanding, which includes 31,157,612 shares of Common Stock outstanding as of January 31, 2003 (according to the Company's Preliminary Proxy Statement filed with the Securities a nd Exchange Commission on February 11, 2003), plus 566,400 shares of Common Stock issuable upon conversion of Preferred Stock and 368,160 shares of Common Stock issuable upon exercise of Warrants directly beneficially owned by CPS Fund II-A), of the Company. On a fully converted basis, CPS Fund II-B would be deemed to be the direct beneficial owner of 55,440 shares of Common Stock, or 0.2% (based on 31,213,052 shares of Common Stock outstanding, which includes 31,157,612 shares of Common Stock outstanding a s of January 31, 2003, plus 33,600 shares of Common Stock issuable upon conversion of Preferred Stock and 21,840 shares of Common Stock issuable upon exercise of Warrants directly beneficially owned by CPS Fund II-B), of the Company.

     As reported by the Company in its Form 8-K filed on February 12, 2003, CPS Fund II-A and CPS Fund II-B entered into a Purchase Agreement dated February 10, 2003 (the “Purchase Agreement”), with the Company and the other parties thereto , pursuant to which (i) the Company agrees to issue and sell to the persons identified as purchasers in the Purchase Agreement, and such purchasers agree to purchase, for purchase consideration equivalent to $0.79 per share, an aggregate of 18,992,391 shares of Common Stock, and Warrants to purchase up to 4,273272 shares of Common Stock at an exercise price of $1.07 per share, for an aggregate purchase price of approximately $15,004,000, in a private placement, and (ii) the Company agrees to cancel certain Warrants currently exercisable for an aggregate of 4,016,024 shares of Common Stock of the Company at an exercise price of $6.97 per share, previously issued pursuant to the 2001 Purchase Agreement, and to reissue Warrants exercisable for a like number of shares of Common Stock at an exercise price of $1.12 per share, in accordance with the Warrant Repricing Agreement dated as of February 10, 2003 (the “Repricing Agreement”) (collectively, the transactions pursuant to the Purchase Agreement and th e Repricing Agreement are hereafter referred to as the “Financing”). Consummation of the Financing is subject to, among other conditions, the approval of the shareholders of the Company. A copy of the Purchase Agreement is filed as Exhibit 2 to this Schedule 13D by incorporation by reference to Exhibit 10.1 of the Form 8-K of the Company filed with the Securities and Exchange Commission on February 12, 2003. A copy of the Repricing Agreement is filed as Exhibit 4 to this Schedule 13D by incorporat ion by reference to Exhibit 10.1 of the Form 8-K of the Company filed with the Securities and Exchange Commission on February 12, 2003.

     Pursuant to the Purchase Agreement, (i) CPS Fund II-A agrees to purchase 1,194,936 shares of Common Stock and a Warrant exercisable for up to 268,860 shares of Common Stock for a purchase price of $943,999.44, and (ii) CPS Fund II-B agrees to purchase 70,886 shares of Common Stock and a Warrant exercisable for up to 15,949 shares of Common S tock for a purchase price of $55,999.94. In addition, pursuant to the Repricing Agreement, the current Warrants held by each of CPS Fund II-A and CPS Fund II-B currently exercisable for 368,160 and 21,840 shares of Common Stock, respectively, at an exercise price of $6.97 per share, will be cancelled and will be replaced by Warrants exercisable for a like number of shares of Common Stock at an exercise price of $1.12 per share. The source of funds to acquire the shares of Common Stock and Warrants pursuant to the Purchase Agreement will be the working capital of each of CPS Fund II-A and CPS Fund II-B. No part of the purchase price to be paid by CPS Fund II-A and CPS Fund II-B will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting Securities of the Company.

     In connection with the Purchase Agreement, CPS Fund II-A entered into a Voting Agreement (the “Voting Agreement”), whereby, each of the parties thereto agree to vote the shares of Common Stock and Preferred Stock (on a Common Stock equivalent basis) specified next to such party's name on Exhibit A to the Voting Agreement in favor of the Financing. The Voting Agreement will terminate on the earlier of (i) the closing of the transactions pursuant to the Purchase Agreement, (ii) termination of the Purchase Agreement pursuant to the terms thereof, (iii) the written agreement of all parties to the Voting Agreement, or (iv) April 30, 2003 .. CPS Fund II-B is not a party to the Voting Agreement. A copy of the Voting Agreement is filed as Exhibit 3 to this Schedule 13D.

     As a party to the Voting Agreement, CPS Fund II-A agrees to vote the 141,600 shares of Preferred Stock (566,400 shares of Common Stock on a fully converted basis) of the Company held by it in favor of the Financing. By virtue of having entered into the Voting Agreement, CPS Fund II-A may be deemed to be a member o a “Group” with the oth er parties to the Voting Agreement and may be deemed to share beneficial ownership of the Securities owned by such other parties to the Voting Agreement. Each party to the Voting Agreement agrees to vote the shares of Common Stock and the shares of Preferred Stock (on a Common Stock equivalent basis) specified next to its name in the Table below in favor of the Financing:

     In reliance on Rule 13d-1(k)(2) of the Exchange Act, all information relating to the parties to the Voti ng Agreement included in this Schedule 13D, is based solely on the information set forth in, and attached as exhibits or schedules to, the Voting Agreement, the Purchase Agreement, the Repricing Agreement and the Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on February 1, 2003. None of CPS II, CPS Fund II-A, CPS Fund II-B and Messrs. Hughes, Johnston and Warnock know or have reason to know of any information relating to additional Securities (including Warrant s) of the Company held by each party to the Voting Agreement or any other agreement, except as set forth in response to Item 3 above.

     Each of CPS II, CPS Fund II-A, CPS Fund II-B and each Managing Member disclaim all beneficial ownership of all Securities of the Company directly and indirectly beneficially owned by parties to the Voting Agreement and any other agreement, except for each of their respective pecuniary interest in the Securities of the Company beneficially owne d by CPS Fund II-A and CPS Fund II-A. Each of CPS Fund II-A and CPS Fund II-B disclaims beneficial ownership of Securities of the Company directly or indirectly beneficially owned by the other. Each of CPS II, CPS Fund II-A, CPS Fund II-B and each Managing Member disclaims it is a member of a “Group” with the parties to the Voting Agreement or any other agreement, and with each other, for purposes of this Schedule 13D and for every other purpose.

							Percentage
							Ownership of Shares
				Number of			of Common Stock and
		Number of	Number of	Shares of Preferred	Total Securities		Shares of Preferred
		Shares of Common	Shares of Preferred	Stock on a Fully	Subject to Voting		Stock on a Fully
Beneficial Owner	Address1	Stock	Stock	Converted Basis	Agreement	Warrants2	Converted Basis3

New Enterprise Associates 10, Limited Partnership (“NEA”)	119 St Paul Street, Baltimore, MD 21202	2,489,585	1,033,057	4,132,228	6,621,813	2,934,906	16.9%

Novo Nordisk Pharmaceuticals, Inc. (Novo”)	DK-2880 Bagsvaerd, Denmark	7,868,369			7,868,369		20.1%

1	Information obtained from Purchase Agreement.

2	Information obtained from Repricing Agreement.

3	All other information included in the above Table reflects the information included in Exhibit A to the Voting Agreement. The Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on February 11, 2003, soliciting the consent of shareholders of the Company to the Financing, reflects Securities holdings for Richard P. Thompson of 985,312 shares of Common Stock (including, 100 shares held by a member of his immediate family, 190,599 held by the Thompson Family Trust and 15,000 shares held by the Thompson Family Partners). The applicable ownership percentages have been calculated based on 39,162,556 shares of Common Stock (assuming the conversion of all 2,001,236 outstanding shares of Preferred Stock of the Company into an aggregate of 8,004,944 shares of Common Stock) outstanding as of January 31, 2003 to reflect the voting power of each entity individually and as a group. The approximate percentage ownership of CPS Fund II-A calculated in accordance with Rule 13d-3(d)(1) (including only the shares of Common Stock of the Company issuable upon conversion of currently convertible shares of Preferred Stock and currently exercisable Warrants owned by such entity in the denominator of CPS Fund II-A) is 2.9%,.

							Percentage
							Ownership of Shares
				Number of			of Common Stock and
		Number of	Number of	Shares of Preferred	Total Securities		Shares of Preferred
		Shares of Common	Shares of Preferred	Stock on a Fully	Subject to Voting		Stock on a Fully
Beneficial Owner	Address	Stock	Stock	Converted Basis	Agreement	Warrants	Converted Basis 3

State Street Research Aurora Fund (“SS Aurora Fund”)	c/o State Street Research & Management Company, One Financial Center, Boston, MA 02111	1,282,500			1,282500		3.3%

State Street Research Aurora Portfolio (“SS Aurora Portfolio”)	c/o State Street Research & Management Company, One Financial Center, Boston, MA 02111	295,900			295,900		0.8%

State Street Research Health Sciences Fund (“SS Health Sciences Fund”)	c/o State Street Research & Management Company, One Financial Center, Boston, MA 02111	288,100			288,100		0.7%

MPM BioEquities Master Fund LP. (“MPM”)	601 Gateway Blvd., Suite 360, South San Francisco, CA 94080.		206,611	826,444	826,444	537,188	2.1%

Domain Public Equity Partners, LP (“Domain”)	One Palmer Square, Suite 515, Princeton, N.J. 08542	128,000	154,958	619,832	747,832	402,890	1.9%

							Percentage
							Ownership of Shares
				Number of			of Common Stock and
		Number of	Number of	Shares of Preferred	Total Securities		Shares of Preferred
		Shares of Common	Shares of Preferred	Stock on a Fully	Subject to Voting		Stock on a Fully
Beneficial Owner	Address	Stock	Stock	Converted Basis	Agreement	Warrants	Converted Basis 3

Camden Partners Strategic Fund II-A, LP	One South Street, Suite 2150, Baltimore, MD 21202		141,600	566,400	566,400	368,160	1.4%

Ursus Offshore Limited (‘Ursus”)	P.O. Box 895 GT, Harbour Center 2nd Floor, North Church Street, Grand Cayman, Cayman Islands	198,900			198,900		0.5%

Richard Thompson (“Thompson”)	c/o Aradigm Corporation, 3929 Point Eden Way, Hayward, CA 94545	300,212			300,212		0.8%

Total		12,851,566	1,536,226	6,144,904	18,996,470	4,243,144	48.50%[4]

4	The aggregate percentage ownership of all parties to the Voting Agreement reflected on Exhibit A thereto is based on a denominator of 39,162,556 shares of Common Stock (including 31,157,612 shares of Common Stock outstanding as of January 31, 2003, plus 8,004,944 shares of Common Stock issuable on conversion of all 2,001,236 outstanding shares of Preferred Stock), which represents the aggregate voting power held by the parties to the Voting Agreement. If the aggregate percentage ownership of all parties to the Voting Agreement were calculated by including in the denominator only the 6,144,904 shares of Common Stock issuable on conversion of the 1,536,226 shares of Preferred Stock held by such parties, the aggregate percentage ownership would be approximately 50.9%.

Item 4.	Purpose of Transaction
CPS Fund II-A and CPS Fund II-B acquired the Securities currently held by each of them for investment purposes. The Securities that each of CPS Fund II-A and CPS Fund II-B have agreed to acquire pursuant to the Purchase Agreement will also be acquired for investment purposes. Any “Group,” which may be deemed to have been formed pursuant to the Voting Agreement or any other agreement, relates solely to the agreement of CPS Fund II-A to vote the shares of Preferred Stock (on a Common Stock equivalent basis) held by it in favor of the Financing.

     Depending on market conditions, their continuing evaluation of the business and prospects of the Company and other factors, CPS II, as the sole general partner of each of CPS Fund II-A and CPS Fund II-B, and the Managing Members, may determine to dispose of or acquire additional Securities of the Company. Except as set forth in this Schedule 13D, none of the Reporting Pe rsons has any present plans, which relate to or would result in:

     (a)     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

     (b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c)     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d)     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)     Any material change in the present capitalization or dividend policy of the Comp any;

     (f)     Any other material change in the issuer's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g)     Changes in the Company's charter, bylaws or instruments cor responding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h)     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)     A class of equity securities of the Company bec oming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) CPS Fund II-A is the direct beneficial owner of an aggregate of 934,560 shares of Common Stock (consisting of 141,600 shares of Preferred Stock currently convertible into 566,400 shares of Common Stock, and 368,160 shares of Common Stock issuable upon exercise of currently exercisable Warrants), representing approximately 2.9% of the outstanding shares of Common Stock of the Company (based on an aggregate of 32,092,172 outstanding shares of Commo n Stock, consisting of, 31,157,612 shares of Common Stock outstanding as of January 31, 2003, plus 566,400 shares of Common Stock issuable on conversion of the Preferred Stock and 368,160 shares of Common Stock issuable on exercise of Warrants beneficially owned by CPS Fund II-A). CPS Fund II-B is the direct beneficial owner of an aggregate of 55,440 shares of Common Stock of the Company (consisting of 8,400 shares of Preferred Stock currently convertible into 33,600 shares of Common Stock, and 21,840 share s of Common Stock issuable upon exercise of currently exercisable Warrants), representing approximately 0.2% of the outstanding shares of Common Stock of the Company (based on an aggregate of 31,213,052 outstanding shares of Common Stock, consisting of, 31,157,612 shares of Common Stock outstanding as of January 31, 2003, plus 33,600 shares of Common Stock issuable on conversion of the Preferred Stock and 21,840 shares of Common Stock issuable on exercise of Warrants beneficially owned by CPS Fund II-B).

     By virtue of CPS II being the sole general partner of each of CPS Fund II-A and CPS Fund II-B and Messrs. Hughes, Warnock and Johnston being the Managing Members of CPS II, CPS II and each Managing Member may be deemed to beneficially own the Preferred Shares and Warrants directly beneficially owned by each of CPS Fund II-A and CPS Fund II-B, to the extent of their respective pecuniary interest therein.

     As a party to the Voting Agreement, CPS F und II-A agrees to vote the 141,600 shares of Preferred Stock (566,400 shares of Common Stock on a fully converted basis) of the Company held by it in favor of the Financing. By virtue of having entered into the Voting Agreement, CPS Fund II-A may be deemed to be a member of a “Group” with the other parties to the Voting Agreement, and may be deemed to share beneficial ownership of the Securities of the Company owned by such other parties to the Voting Agreement. Information regarding the parties to the Voting Agreement and the Securities owned by them is set forth in the Table and the footnotes thereto included in Item 3 above, which are hereby incorporated by reference herein.

(b) Regarding the number of shares as to which such Reporting Person has:

     (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person

     (ii) shared power to vote or to direct the vote: 19,420,070 shares for CPS II, CPS Fund II-A, and each Managing Member (includes (on a fully converted basis): (i) 566,400 shares of Common Stock issuable upon conversion of 141,600 shares of Preferred Stock owned by CPS Fund II-A, (ii) 368,160 shares of Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-A, (iii) 33,600 shares of Common Stock issuable upon conversion of 8,400 shares of Preferred Stock owned by CPS Fund II-B; (iv) 21,840 shares of Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-B, (v) an aggregate of 12,851,566 shares of Common Stock owned by other parties to the Voting Agreement; and (vi) an aggregate of 5,578,504 shares of Common Stock issuable upon conversion of 1,394,626 shares of Preferred Stock owned by other parties to the Voting Agreement).

               990,000 shares for CPS Fund II-B (includes (on a fully converted basis): (i) 566,400 shares of Common Stock issuable upon conve rsion of 141,600 shares of Preferred Stock owned by CPS Fund II-A, (ii) 368,160 shares issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-A, (iii) 33,600 shares of Common Stock issuable upon conversion of 8,400 shares of Preferred Stock owned by CPS Fund II-B; and (iv) 21,840 shares of Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-B).

     (iii) sole power to dispose or to direct the disposition: 0 shares for each Reporting Person

     (iv) shared power to dispose or to direct the disposition: 990,000 shares for CPS II, CPS Fund II-A, CPS Fund II-B and each Managing Member (includes (on a fully converted basis): (i) 566,400 shares of Common Stock issuable upon conversion of 141,600 shares of Preferred Stock owned by CPS Fund II-A, (ii) 368,160 shares issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-A, (iii) 33,600 shares of Common Stock issuable upon conv ersion of 8,400 shares of Preferred Stock owned by CPS Fund II-B; and (iv) 21,840 shares of Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-B).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in any Securities during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Securities beneficial ly owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As reported by the Company in its Form 8-K filed on February 12, 2003, CPS Fund II-A and CPS Fund II-B entered into the Purchase Agreement, with the Company and the other parties thereto, pursuant to which (i) the Company agrees to issue and sell to the persons identified as purchasers in the Purchase Agreement, and such purchasers agree to purchase, for purchase consideration equivalent to $0.79 per share, an aggregate of 18,992,391 shares of Commo n Stock and Warrants to purchase up to 4,273272 shares of Common Stock at an exercise price of $1.07 per share, for an aggregate purchase price of approximately $15,004,000, in a private placement, and (ii) the Company agrees to cancel certain Warrants currently exercisable for an aggregate of 4,016,024 shares of Common Stock of the Company at an exercise price of $6.97 per share, previously issued pursuant to the 2001 Purchase Agreement, and to reissue Warrants exercisable for a like number of shares of Co mmon Stock at an exercise price of $1.12 per share, in accordance with the Repricing Agreement. Consummation of the Financing is subject to, among other closing conditions, the approval of the shareholders of the Company.

     Pursuant to the Purchase Agreement, (i) CPS Fund II-A agrees to purchase 1,194,936 shares of Common Stock and a Warrant exercisable for up to 268,860 shares of Common Stock for a purchase price of $943,999.44, and (ii) CPS Fund II-B agrees to purchase 70,88 6 shares of Common Stock and a Warrant exercisable for up to 15,949 shares of Common Stock for a purchase price of $55,999.94. In addition, pursuant to the Repricing Agreement, the current Warrants held by each of CPS Fund II-A and CPS Fund II-B currently exercisable for 368,160 and 21,840 shares of Common Stock, respectively, at an exercise price of $6.97 per share, will be cancelled and will be replaced by Warrants exercisable for a like number of shares of Common Stock at an exercise price of $1.12 per s hare.

     In connection with the Purchase Agreement, CPS Fund II-A entered into the Voting Agreement, whereby each of the parties thereto agrees to vote the shares of Common Stock and Preferred Stock (on a Common Stock equivalent basis) specified next to such party's name on Exhibit A to the Voting Agreement in favor of the Financing. As a party to the Voting Agreement, CPS Fund II-A agrees to vote the 141,600 shares of Preferred Stock (566,400 shares of Common Stock on a fully converted basis) of the Company held by it in favor of the Financing. By virtue of having entered into the Voting Agreement, CPS Fund II-A may be deemed to be a member of a “Group” with the other parties to the Voting Agreement, and may be deemed to share beneficial ownership of the Securities of the Company beneficially owned by such other parties to the Voting Agreement. Information regarding the parties to the Voting Agreement and the Securities owned by them is set forth in the Table and the f ootnotes thereto included in Item 3 above, which are hereby incorporated by reference herein. The Voting Agreement will terminate on the earlier of (i) the closing of the transactions pursuant to the Purchase Agreement, (ii) termination of the Purchase Agreement pursuant to the terms thereof, (iii) the written agreement of all parties to the Voting Agreement, or (iv) April 30, 2003. CPS Fund II-B is not a party to the Voting Agreement.

     In reliance on Rule 13d-1(k)(2) of the Exchange Act, all information relating to the other parties to the Voting Agreement included in this Schedule 13D, is based solely on the information set forth in, and attached as exhibits and schedules to, the Voting Agreement, the Purchase Agreement, the Repricing Agreement and the Preliminary Proxy Statement filed by the Company with the Securities and Exchange Commission on February 11, 2003. None of CPS II, CPS Fund II-A, CPS Fund II-B and Messrs. Hughes, Johnston and Warnock knows or has reason to kno w of any information relating to the (i) legal organization or citizenship, as applicable, (ii) ownership, (iii) principal business address, (iv) principal business purpose, (v) legal proceedings, and (vi) ownership of Securities of the Company, of the parties to the Voting Agreement or any other agreement, except for the information included in response to Item 3 of this Schedule 13D.

     Each of CPS II, CPS Fund II-A, CPS Fund II-B and each Managing Member disclaim all benefic ial ownership of all Securities of the Company directly and indirectly beneficially owned by parties to the Voting Agreement and any other agreement, except for its or his pecuniary interest in the Securities of the Company beneficially owned by CPS Fund II-A and CPS Fund II-A. Each of CPS Fund II-A and CPS Fund II-B disclaims beneficial ownership of Securities of the Company directly or indirectly beneficially owned by the other. Each of CPS II, CPS Fund II-A, CPS Fund II-B and each Managing Member disclai ms it is a member of a “Group” with the parties to the Voting Agreement or any other agreement, and with each other, for purposes of filing this Schedule 13D and for every other purpose.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Securities Purchase Agreement dated as of February 10, 2003*

Exhibit 3 - Voting Agreement dated as of February 10, 2003

Exhibit 4 - Repricing Agreement dated as of February 10, 2003 **

     *     Incorporated by reference from Exhibit 10.1 of Form 8-K of the Company filed with the Securities and Exchange Commission on February 13, 2003.

     **     Incorporated by reference from Exhibit 10.1 of Form 8-K of the Company filed with the Securities and Exchange Commission on February 13, 2003.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2003

Date

CAMDEN PARTNERS STRATEGIC II, LLC

/S/ Donald W. Hughes

Signature

By: Donald W. Hughes, as Managing Member

Name/Title

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.
By:CAMDEN PARTNERS STRATEGIC II, LLC, as sole General Partner

/S/ Donald W. Hughes

Signature
By: Donald W. Hughes, as Managing Member

Name/Title

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By:CAMDEN PARTNERS STRATEGIC II, LLC, as sole General Partner

/S/ Donald W. Hughes

Signature

By: Donald W. Hughes, as Managing Member

Name/Title

/S/ Donald W. Hughes

Donald W. Hughes

/S/ Richard M. Johnston

Richard M. Johnston

/S/ David L. Warnock

David L. Warnock
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Last update 12/05/02

EXHIBIT 1

AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of he undersigned of securities of Aradigm Corporation.

EXECUTED this 20 day of February 2003

CAMDEN PARTNERS STRATEGIC II, LLC

/S/ Donald W. Hughes

Signature

By: Donald W. Hughes, as Managing Member

Name/Title

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.
By: CAMDEN PARTNERS STRATEGIC II, LLC, as sole General Partner

/S/ Donald W. Hughes

Signature

By: Donald W. Hughes, as Managing Member

Name/Title

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.
By: CAMDEN PARTNERS STRATEGIC II, LLC, as sole General Partner

/S/ Donald W. Hughes

Signature

By: Donald W. Hughes, as Managing Member

Name/Title

/S/ Donald W. Hughes

Donald W. Hughes

/S/ Richard M. Johnston

Richard M. Johnston

/S/ David L. Warnock

David L. Warnock